Graubard Miller

The Chrysler Building

405 Lexington Avenue

New York, N.Y. 10174-1901

(212) 818-8800

facsimile

direct dial number

(212) 818-8881

(212) 818-8614

email address

ahudders@graubard.com

May 10, 2006

VIA EDGAR and FACSIMILE

Mr. H. Roger Schwall

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 7010)

Washington, DC  20549

Re:

Pacific Gold Corporation
Registration Statement on Form SB-2
Filed April 5, 2006
File No. 333-133008

Dear Mr. Schwall:

On behalf of Pacific Gold Corporation (“Pacific Gold”), we respond as follows to the Staff’s comment received by telephone on May 7, 2006 relating to the above-captioned registration statement.

Selling Stockholders, page 28

1.

Disclose whether any selling shareholder is a registered broker-dealer or affiliate of a registered broker-dealer or give negative disclosure of such fact.

RESPONSE

There has been added to the footnote about Crescent International Inc., the selling shareholder, that it is not a registered broker-dealer or affiliate of a registered broker dealer, that the selling stockholder is acquiring the securities for its own account and

Securities and Exchange Commission

May 10, 2006

that the selling shareholder did not have and does not have any agreements or understandings, directly or indirectly, with any party, to distribute the securities.

Attached is a copy of the change in the registration statement.  If this is acceptable, the company would file an acceleration request and then the company would file a 424 prospectus reflecting this language.

Sincerely,

/s/ Andrew D. Hudders

Andrew D. Hudders

cc: Jason Wynn, Esq. - Via Fax 202-772-9369

Selling Stockholders

The following table provides certain information about the selling stockholders’ beneficial ownership of our common stock at April 4, 2006 and assumes all the convertible debentures and common stock purchase warrants are converted or exercised without regard to any conversion or exercise limitations or anti-dilution adjustments.  It also assumes the sale of all of the shares offered by the selling stockholders under this prospectus.  Unless otherwise indicated, the selling stockholder possesses sole voting and investment power with respect to the securities shown.

	Prior to Offering			After Offering
	Maximum Number of Shares that may be Beneficially Owned	Percentage Of Class	Maximum Number or Shares that may be Sold	Number of Shares Beneficially Owned	Percentage Of Class
Crescent International Inc.(1)	3,000,001	4.99%(2)	—	-0-	-0-

_____________________________

(1)

Mel Craw, Maxi Brezzi and Bachir Taleb-Ibrahimi, in their capacity as managers of Cantara (Switzerland) SA, the investment advisor to Crescent International Ltd. have voting and investment discretion over the shares of common stock owned by Crescent International Ltd.  Messrs. Craw, Brezzi and Taleb-Ibrahimi disclaim beneficial ownership of such shares.  The selling stockholder is not a registered broker-dealer and is not affiliated with any registered broker-dealer.  The above listed securities have been or upon conversion and/or exercise will be acquired for investment.  The selling stockholder does not have any agreement or understanding, direct or indirect, with any party to distribute the above securities.

(2)

The convertible debentures and warrants may only be exercised up to an amount that would cause the holder to have 4.99% of the outstanding common stock at any one time.

Plan of Distribution

Each selling stockholder of the common stock offered for sale hereunder and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the over-the-counter bulletin board or any other stock exchange, market or trading facility on which the shares are traded or in private transactions.  These sales may be at fixed or negotiated prices.  A selling stockholder may use any one or more of the following methods when selling shares:

•

ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•

block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•

purchases by a broker-dealer as principal and resale by the broker-dealer for its account;